Exhibit 23.1

CONSENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 27, 2009, except for the effects of the discontinued operations as discussed in Note 9 and changes in accounting for non-controlling interests and calculation of earnings per share as discussed in Note 1 and the effects thereof, as to which the date is August 27, 2009, with respect to the consolidated financial statements of Atlas Pipeline Partners, L.P. and subsidiaries included in the Current Report on Form 8-K filed on August 28, 2009. We hereby consent to the incorporation by reference of said reports in the Registration Statements of Atlas Pipeline Partners, L.P. on Forms S-3 (File No. 333-135704, effective September 12, 2006; and File No. 333-146586, effective November 28, 2007) and on Form S-8 (File No. 333-125566, effective June 6, 2005).

/s/ GRANT THORNTON LLP

Tulsa, Oklahoma

August 28, 2009